UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-13776
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                                                 CUSIP Number:         395379308
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                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended: June 30, 2003

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: _______________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

GreenMan Technologies, Inc.
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Full name of Registrant

N/A
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Former name if applicable

7 Kimball Lane, Building A
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Address of Principal Executive Office (Street and Number)

Lynnfield, Massachusetts, 01940
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR,N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Due to recent personnel changes within the Registrant's Finance department, additional time is required in order to prepare and file the Registrant's Form 10-QSB for the quarter ended June 30, 2003.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Charles E. Coppa, CFO         781                  224-2411
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            (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Net sales for the three months ended June 30, 2003 were $7,159,000 compared to last year's net sales of $7,176,000

            GreenMan's net loss for the quarter ended June 30, 2003 is estimated to be $971,000 or $.06 per share as compared to net income of $431,000 or $.03 per share for the quarter ended June 30, 2002, which included $66,000 of other income associated with forgiveness of debt.

            During the three months ended June 30, 2003, total charges associated with the March 31, 2003 Georgia fire; the divestiture of under performing assets; increased corporate wide insurance; increased crumb rubber raw material costs; excess transportation costs associated with processing Tennessee-sourced tires at our Georgia facility; initial start up costs associated with our new Tennessee operation; the transition of our Wisconsin operation to a whole tire transfer station; and boiler problems at two large TDF customers were approximately $950,000.


                           GreenMan Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2003                    By /s/ Charles E. Coppa
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                                         Name: Charles E. Coppa
                                         Title: Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of the fact constitute Federal Criminal
Violations (See 18 U.S.C.1001).
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